RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

30 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Notice of 28th Annual General Meeting for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by RESORTS WORLD - COMMON on 30/05/2008 08:32:06 AM
Ownership transfer to RESORTS WORLD on 30/05/2008 08:32:19 AM
Submitted by RESORTS WORLD on 30/05/2008 08:45:03 AM
Reference No RW-080530-2F0A1
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * Announcement

Subject *: NOTICE OF 28TH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Resorts World Bhd (the "Company") writes to inform that the Twenty-Eighth Annual General Meeting ("AGM") of the Company will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 10.30 a.m. in order to approve the resolutions as set out in the notice of AGM, as attached.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
RWB_Notice of AGM 2007.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Twenty-Eighth Annual General Meeting of Resorts World Bhd ("the Company") will be held at Nirwana Ball oom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 10.30 a.m.

AS ORDINARY BUSINESSES

1. To receive and adopt the Audited Financial Statements for the financial year ended 31 December 2007 and the Directors' and Auditors' Reports thereon.

2. To sanction the declaration of a final dividend of 3.6 sen less 26% tax per ordinary share of 10 sen each for the financial year ended 31 December 2007. **(Ordinary Resolution 1)**

3. To approve the payment of Directors' fees of RM755,900 for the financial year ended 31 December 2007 (2006 : RM661,900). **(Ordinary Resolution 2)** **(Ordinary Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tan Sri Lim Kok Thay **(Ordinary Resolution 4)**
   (ii) General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin **(Ordinary Resolution 5)**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   (i) "That Tan Sri Alwi Jantan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 6)**

   (ii) "That Tan Sri Wan Sidek bin Hj Wan Abdul Rahman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 7)**

6. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 8)**

AS SPECIAL BUSINESSES

To consider and, if thought fit, pass the following Resolutions:

Special Resolution

7. **Proposed Amendments to the Articles of Association of the Company**

   "That the amendments to the existing Articles of Association of the Company as proposed and set forth under Part C of the Document to Shareholders dated 30 May 2008 be and are approved and adopted by the Company, and that the Directors of the Company be and are authorised to do all acts and things and take all such steps as they may consider necessary and/or desirable to give full effect to these amendments to the Articles of Association of the Company." **(Special Resolution)**

Ordinary Resolutions

8. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up share capital of the Company for the time being, and this authority under this resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company, and that:

   (a) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) in connection therewith; and

   (b) the Directors of the Company be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad." **(Ordinary Resolution 9)**

9. **Proposed renewal of the authority for the Company to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time**

   "That, subject to the passing of Ordinary Resolution 11, and subject to compliance with all applicable laws, the Company's Articles of Association, and the regulations and guidelines applied from time to time by Bursa Malaysia Securities Berhad ("Bursa Securities") and/or any other relevant regulatory authority:

   (a) approval and authority be and are given for the Company to utilise up to the aggregate of the total retained earnings and share premium accounts of the Company based on its latest audited financial statements available up to the date of the transaction, to purchase, from time to time during the validity of the approval and authority under this resolution, such number of ordinary shares of 10 sen each in the Company (as may be determined by the Directors of the Company) on Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company, provided that the aggregate number of shares to be purchased and/or held by the Company pursuant to this resolution does not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase and provided further that in the event that the Company ceases to hold all or any part of such shares as a result of (among others) cancellations, resales and/or distributions of any of these shares so purchased, the Company shall be entitled to further purchase and/or hold such additional number of shares as shall (in aggregate with the shares then still held by the Company) not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase. Based on the audited financial statements of the Company for the financial year ended 31 December 2007, the Company's retained earnings and share premium accounts were approximately RM7,147.7 million and RM927.7 million respectively;

   (b) approval and authority conferred by this resolution shall commence on the passing of this resolution, and shall remain valid and in full force and effect until;

      (i) the conclusion of the next Annual General Meeting of the Company; or
      (ii) the expiry of the period within which the next Annual General Meeting is required by law to be held,

   unless earlier revoked or varied by ordinary resolution of the members of the Company in general meeting, whichever occurs first;

Notice of Annual General Meeting (cont'd)

(c) approval and authority be and are given to the Directors of the Company in their absolute discretion, to deal with any shares purchased and any existing treasury shares ("the said Shares") in the following manner:

(i) cancel the said Shares; and/or
(ii) retain the said Shares as treasury shares; and/or
(iii) distribute all or part of the said Shares as dividends to shareholders, and/or resell all or part of the said Shares on Bursa Securities in accordance with the relevant rules of Bursa Securities and/or cancel all or part of the said Shares,

or in any other manner as may be prescribed by all applicable laws and/or regulations and guidelines applied from time to time by Bursa Securities and/or any other relevant authority for the time being in force and that the authority to deal with the said Shares shall continue to be valid until all the said Shares have been dealt with by the Directors of the Company; and

(d) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/ or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority or Bursa Securities and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." (Ordinary [illegible]solution 10)

10. **Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them, upon the purchase by the Company of its own shares pursuant to the proposed renewal of share buy-back authority ("Proposed Exemption")**

"That, subject to the passing of Ordinary Resolution 10 and the approval of the Securities Commission ("SC"), approval be and is hereby given for Genting Berhad ("Genting") and the persons acting in concert with Genting ("PAC") to be exempted from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them under Part II of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), which may arise upon the future purchase by the Company of its own shares pursuant to Ordinary Resolution 10, in conjunction with the application submitted by Genting and the PACs to the SC under Practice Note 2.9.10 of the Code, and further that approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." (Ordinary [illegible]solution 11)

11. To transact any other business of which due notice shall have been given.

By Order of the Board

LOH BEE HONG
Secretary

Kuala Lumpur
30 May 2008

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be [illegible] member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his [illegible] unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the [illegible] shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office [illegible] Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Special Resolution, if passed, will streamline the Company's Articles with Chapter 7 of the Listing Requirements of Bursa Malaysia Securities Berhad as well as [illegible] some administrative issues and to ensure consistency throughout the Articles.

Further information on the Proposed Amendments to the Articles of Association of the Company is set out under Part C of the Document to Shareholders dated 30 [illegible] 2008 which is despatched together with the Company's 2007 Annual Report.

(2) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in [illegible] Company up to and not exceeding in total 10% of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the be[illegible] interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase and/or hold the Company's shares of an aggregate amount of up to 10% o[illegible] issued and paid-up share capital of the Company for the time being ("Proposed Share Buy-Back Renewal") by utilising up to the total retained earnings and share premium of the [illegible] based on its latest audited financial statements up to the date of the purchase. This authority will expire at the conclusion of the next Annual General Meeting of the Comp[illegible] or the expiry of the period within which the next Annual General Meeting is required by law to be held, unless revoked or varied by ordinary resolution of the members of the Comp[illegible] general meeting, whichever occurs first.

Further information on the Proposed Share Buy-Back Renewal is set out under Part A of the Document to Shareholders dated 30 May 2008 which is despatched [illegible] with the Company's 2007 Annual Report.

(4) Ordinary Resolution 11, if passed, will enable the Securities Commission to consider the application by Genting Berhad ("Genting") for the proposed exemption und[illegible] Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting and the persons acting in concert with Genting from the obligation to undertake a mand[illegible] take-over offer on the remaining voting shares in the Company not already owned by them as a result of the Company's share buy-back activities ("Proposed Exemption").

Further information on the Proposed Exemption is set out under Part A and Part B of the Document to Shareholders dated 30 May 2008 which is despatched t[illegible] with the Company's 2007 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

Pursuant to Paragraph 8.28 (2) of the Listing Requirements of Bursa Malaysia Securities Berhad

- **Details of individuals who are standing for election as Directors.**

  No individual is seeking election as a Director at the forthcoming Twenty-Eighth Annual General Meeting of the Company.

END